PART I    REGISTRANT INFORMATION

U. S. SECURITIES AND EXCHANGE COMMISSION

FORM NT 10-K

For year ended December 31, 2005
Commission file number 0-5559

First Financial Corporation
Exact name of registrant as specified in its charter)

Texas	74-1502313
(State or other jurisdiction of	(I. R. S. Employer
incorporation or organization)	Identification)

800 Washington Avenue, Waco, Texas       76701
(Address of principal execute offices) (Zip Code)

Registrant's telephone number, including area code (254)757-2424

PART II   RULES 12b-25(b) AND (c)
(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

(c)  The accountant's statement required by Rule 12b-25(c) has been included.

PART III  NARRATIVE

The Registrant is unable to timely file its Form 10-KSB for the period ended December 31, 2005, because the auditors have not completed the audited financial statements of the Registrant and are unable to complete such financial statements without unreasonable effort and expense.  The Registrant was unable to obtain certain information related to contingencies in a timely manner and additional time is required to determine their impact on the Registrant's financial statements and required disclosures.

The Company will reflect a net loss of approximately $5,880,000 compared to a net loss of $3,064,481 for 2004.  In general, the Company's net loss is primarily due to the Company's recording provisions for loan losses amounting to approximately $2,578,000 during 2005. The Company is at risk under certain of its agreements with private investors for credit losses and the cost of foreclosure on default of the borrower. The Company analyzed certain attributes of the mortgage loans that it has sold to investors and determined that a substantial provision for loan losses was necessary in order to provide for potential future loan losses. In addition, the Company experienced a significant reduction in the amount of residential mortgage loans funded in 2005 and a reduction in the realized gain on the sale of residential mortgage loans.

PATTILLO, BROWN, & HILL, L.L.P.

First Financial Corporation and Subsidiaries
Waco, Texas

Pursuant to Rule 12B-25 of the General Rules and Regulations under Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of Form NT 10-K to be filed by First Financial Corporation and Subsidiaries (FFC) on or about March 29, 2006, which contains notification of the registrant's inability to file its Form 10-KSB by March 31, 2006.  We have read FFC's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 2005 to be included in the Form 10-KSB.  We anticipate our opinion to include an explanatory paragraph describing doubts about the ability of the Company to continue as a going concern based on its inability to obtain financing for further activities and its mounting losses from operations.

signed:  Pattillo Brown & Hill LLP
            March 29, 2006
            Waco, Texas

PART IV   OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:
Cindy Edmiston (254)757-2424
(2)  Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).
Yes.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes.
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Narrative Section.

First Financial Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2006	By: Cindy Edmiston
Chief Accountant